Filed by Shift Technologies, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Shift Technologies, Inc.

Commission File No: 001-38839

Date: August 9, 2022

SHIFT TECHNOLOGIES EMPLOYEE EMAIL

EMAIL SUBJECT: [all @] Shift team and strategy update

Dear Shift team,

Earlier today, we informed many of your colleagues, across the organization, that their positions have been eliminated, as part of broader business changes that will allow us to reach profitability without raising any additional outside financing. This is an incredibly difficult day for all of us here at Shift. These are all individuals who have helped build Shift to where it is today, and the decisions to let them go were not made lightly. We are deeply grateful for the spirit of camaraderie, entrepreneurship, and customer centricity they brought to our team. Please join us in supporting them in the next step of their careers.

Shift’s vision is to be the end-to-end destination for car ownership. We’re working towards achieving that vision by building an experience customers love with both great technology and fantastic operations. The decisions we are announcing today are all directly connected to us pursuing this vision to fruition.

We’d like to start by giving you a little context to these changes. Over the last quarter, as we’ve received feedback from potential and current investors, it became clear that due to the current market environment, our go-forward plan needed to be one that accelerated profitability, with significantly lower volume and cash use to optimize our current runway.

Concurrently, we gained significant learnings that shed light on where our business is succeeding. As a result, we made the decision to alter our strategy, focusing our collective efforts on where we are excelling, in order to give us a path to positive unit economics in 2023, and ultimately, to consolidated breakeven EBITDA in 2024.

Key aspects of the plan include:

•	Focusing most sales through our most profitable channel, BiN, and temporarily eliminating test drive
•	Further optimizing inventory mix and assortment to favor Value vehicles and high-margin unit
•	Rationalization of our physical footprint to run fulfillment out of Oakland, Portland, and Whittier
•	Significantly reducing G&A and corporate overhead

Around the same time that we were architecting this new plan, we began having conversations with the management team of CarLotz, a used vehicle consignment business, about a potential merger. After spending a significant amount of time learning about their business, we concluded that there is a considerable amount of potential synergies between the two companies. Importantly, the combined cash positions between Shift and CarLotz will allow us to achieve our go-forward strategy without any additional funding. This allows us to control our own destiny and scale in a sustainable, profitable manner. To that end, we announced today that we have entered into a definitive agreement to merge with CarLotz.

The transaction is not expected to close until late in Q4 of this year. While this is certainly a positive announcement, that will enable us to achieve our plan without needing to raise additional capital, we need to remain laser-focused on the task we have at hand — executing upon our standalone revised strategy.

Lastly, as you learned from an email from George earlier today, effective September 1, George will be stepping down as CEO. I’m honored to be taking on the role of CEO during this pivotal time for Shift. Over the past several months, I’ve been extremely impressed by the level of innovation, collaboration, and commitment to our customers that I’ve seen from the team, and I strongly believe that the team we have in place is the right one to achieve our vision.

We will be having internal discussions to share further detail regarding the business and organizational changes. You will receive invites shortly, and we look forward to seeing you then.

Jeff

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Jeffrey Clementz

President

* * *

Important Additional Information

In connection with the proposed transaction, Shift Technologies, Inc. (“Shift” or the “Company”) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), that will include a joint proxy statement of Shift and CarLotz, Inc. (“CarLotz”), that also constitutes a prospectus of Shift (the “joint proxy statement/prospectus”). Security holders of Shift and CarLotz are urged to carefully read the entire registration statement and joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive joint proxy statement/prospectus will be sent to Shift’s shareholders and to CarLotz’s shareholders. Security holders will be able to obtain the registration statement and the joint proxy statement/prospectus from the SEC’s website or from Shift or CarLotz as described in the paragraph below.

The documents filed by Shift with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from Shift by requesting them by mail at 290 Division Street, Suite 400, San Francisco, California 94103. The documents filed by CarLotz with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CarLotz by requesting them by mail at 3301 W. Moore St., Richmond, Virginia 23230.

Participants in the Solicitation

Shift, CarLotz and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of CarLotz is set forth in the definitive proxy statement for CarLotz’s 2022 annual meeting of stockholders, as previously filed with the SEC on April 29, 2022 and in CarLotz’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 15, 2022, as supplemented by CarLotz subsequent filings with the SEC. Information about the directors and executive officers of Shift and their ownership of Shift shares is set forth in the definitive proxy statement for Shift’s 2022 annual meeting of stockholders, as previously filed with the SEC on June 26, 2022. Free copies of these documents may be obtained as described in the paragraph above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. Shift’s and CarLotz’s experience and results may differ materially from the experience and results anticipated in such statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the stockholders of Shift or CarLotz for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Shift or CarLotz; (5) the ability of Shift and CarLotz to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in Shift’s and CarLotz’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Shift’s and CarLotz’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Shift and CarLotz undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.